PROXY RESULTS (Unaudited)

Cohen & Steers REIT and Preferred Income Fund, Inc. shareholders voted on the following proposals at the annual meeting held on April 26, 2012. The description of each proposal and number of shares voted are as follows:

Common Shares
				Shares Voted For	Authority Withheld
To elect Directors:
George Grossman			41,979,269.523		936,592.850
Robert H. Steers		41,994,872.542		920,989.831
C. Edward Ward Jr.		41,961,546.320		954,316.053